Institutional Securities Corporation

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2020

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Oak Lawn Ave., Suite 400
(No. and Street)

Dallas (City) | Texas (State) | 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

14555 Dallas Parkway, Suite 300 (Address) | Dallas (City) | TX (State) | 75254 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Institutional Securities Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Scott A Hayes

Signature

President

Title

Andreya S Weadon

Notary Public

ANDREYA S. WEADON
Notary Public, State of Texas
Comm. Expires 06-22-2024
Notary ID 10500978

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Institutional Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Institutional Securities Corporation (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 9, 2021

We have served as the Company's auditor since 2016.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	351,939
Receivable from broker-dealers and		
clearing organizations		1,046,756
Other receivables		35,402
Securities owned		203
Prepaid expenses and advances		39,880
Total Assets	$	1,474,180

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	19,206
Commissions payable		805,175
Accounts payable clearing broker		198
Securities sold short		18,448
Federal income tax payable		4,454
		847,481
Stockholder's equity:		
Common stock, 10,000 shares		
authorized with $.10 par value,		
10,000 shares issued and outstanding		1,000
Additional paid in capital		286,709
Retained earnings		338,990
Total stockholder's equity		626,699
Total liabilities and stockholder's equity	$	1,474,180

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2020

Revenues

Commissions	$ 1,396,971
Insurance and annuity products	2,560,519
12b1 fees/distribution fees	1,228,123
Mutual fund commissions	435,310
Interest income	47,375
Other income	70,928
Trading gains	3,582,769
Total revenues	9,321,995

Expenses

Commissions and clearance	8,522,514
Regulatory fees and expenses	58,719
Other expenses	682,086
Total expenses	9,263,319
Net income before income taxes	58,676
Federal income tax expense	(12,322)
Net income	$ 46,354

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2019	10,000	$ 1,000	$ 286,709	$ 292,636	$ 580,345
Net income				46,354	46,354
Balance at December 31, 2020	10,000	$ 1,000	$ 286,709	$ 338,990	$ 626,699

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	46,354
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Change in current assets and liabilities:		
Increase in receivable from broker-dealers and		
clearing organizations		(617,312)
Decrease in other receivables		6,598
Decrease in securities owned		228,671
Decrease in prepaid expenses and advances		25
Increase in accounts payable and accrued expenses		6,169
Increase in commissions payable		298,894
Decrease in accounts payable clearing broker		(217,370)
Increase in income tax payable—related party		4,454
Decrease in income tax receivable—related party		17,980
Net cash provided (used) by operating activities		(225,537)
Cash flows from investing activities		
Securities sold short		18,448
Net cash provided (used) by investing activities		18,448
Cash flows from financing activities		
Contributed Capital		-0-
Net cash provided (used) by financing activities		-0-
Net decrease in cash and cash equivalents		(207,089)
Cash and cash equivalents at beginning of year		559,028
Cash and cash equivalents at end of year	$	351,939

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$	528
Income taxes	$	7,778

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to a) identify the contract(s) with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers includes commission income primarily from commissions, insurance and annuity products, 12b1 fees/distribution fees, and mutual fund commissions. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over tie; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable considerations should be applied due to uncertain future events.

Commission Revenue
Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors and clearing firm. Security transactions are recorded on a trade date basis. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors and clearing firm. Registered Representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

12b1 Fees/Distribution Fees, Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling mutual funds, fixed and variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The future anticipated revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control, including market volatility and client behavior (such as how long clients hold their mutual fund investment, insurance policy, or annuity contract). The revenue is not recognized until it is probable that a significant reversal will not occur.

Note 1 - Summary of Significant Accounting Policies-continued

Trading Gains

The Company buys and sells securities on behalf of its customers and on behalf of the Company. Each time a transaction is executed, the Company recognizes a gain or loss. This gain or loss is then recorded in the books of the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

The economic conditions which affect the Company's operations are related to overall trends in the economy and trends in interest rates which affect the Company's fixed income positions.

Securities owned and securities sold short, not yet purchased, are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables related to contracts with customers of $1,046,756 and $429,444 as of December 31, 2020 and 2019, respectively.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For the year ended December 31, 2020, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax asset and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: 1) the more likely than not recognition threshold is satisfied; 2) the position is ultimately settled through negotiation or litigation; or 3) the statue of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the

Note 1 - Summary of Significant Accounting Policies-continued

statues of limitations, generally three years form the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On December 18, 2019, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-12, Simplifying the Accounting for Income Taxes to reduce the cost and complexity in accounting for income taxes in Topic 740. Prospective adoption is required in the first quarter of fiscal 2022 with early adoption permitted, including adoption in an interim period. The Company is currently evaluating the impact this update will have on its financial statements and the timing of adoption.

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The Company adopted this ASU effective January 1, 2020 with no material impact on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $534,301 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not carry customer accounts or otherwise hold customer funds. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exempt appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and otherwise limits its business activities to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Note 4 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

INSTITUTIONAL SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2020

Note 4 - Related Party Transactions--continued

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2020 totaled $849,112 and are reflected in commission and clearance and other expenses.

In addition, The Company made payments to an affiliated entity, Investment Sales Corp., for the year ended December 31, 2020 totaling $346,604. These payments comprised of fees that were paid to the broker dealer for plan administration activities carried out by the affiliated entity and for life insurance policies sold by representatives in the capacity as an insurance agent by the affiliated entity, Investment Sales Corp. The Company also made payments to an affiliated entity, ISC Advisors, Inc., for the year ended December 31, 2020 totaling $75,345. These payments comprised advisory fees that were received into the broker dealer in error and also E&O insurance premiums withheld from commissions. The premiums for the corporate E&O policy are paid by the affiliate, ISC Advisors, Inc. These payments are reflected in commission and clearance and other expenses.

Note 5 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Fair Value Measurements

In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Note 6 -   Fair Value Measurements--continued

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2, or 3 categories in the fair value hierarchy for the year ended December 31, 2020.

State and municipal obligations and corporate bonds consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as wells as dealer supplied prices.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2020.

	Securities owned		
	Level 1	Level 2	Level 3
State and municipal obligations	$ -	$ 203	$ -
Corporate Bonds	-	-	-
Total	$ -	$ 203	$ -

Note 7 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Also included in the Company's agreement with its clearing broker-dealer is a clause in which the Company represents that it shall maintain at all times a minimum of $250,000 in regulatory net capital. The clause requires the Company to do certain things and cease introducing any business in alternative investment products through its clearing firm in the event the Company's capital falls below $250,000.

The Company engages in short selling activities; it borrows securities and sells them to third parties. Until the Company covers its short position it is exposed to market risk to the extent that subsequent market fluctuation may require purchasing securities sold short at prices that may be significantly higher than the fair value reflected in financial statements. At December 31, 2020, the Company had $18,448 of securities sold short.

Note 8 -   Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated at this time.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2020

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 626,699
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		626,699
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 14,336	
Other receivables	35,402	
Prepaid expenses and advances	39,880	
		89,618
Net capital before haircuts on securities positions		537,081
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Other securities	2,780	2,780
Net capital		$ 534,301

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 12,606
Commissions payable	805,175
State taxes payable	6,600
Federal income taxes payable	4,454
Total aggregate indebtedness	$ 828,835

Schedule I (continued)

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 55,256
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 434,301
Excess net capital at 1000%	$ 451,417
Ratio: Aggregate indebtedness to net capital	1.55 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

Required by SEC Rule 17a-5

Year Ended December 31, 2020

 MOSS̲ADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Institutional Securities Corporation

We have reviewed management's statements, included in the accompanying Institutional Securities Corporation's Exemption Report (the exemption report), in which:

1) Institutional Securities Corporation states Institutional Securities Corporation claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) Institutional Securities Corporation states Institutional Securities Corporation met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report; and

3) Institutional Securities Corporation states Institutional Securities Corporation is also filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

    •   Institutional Securities Corporation limits its other business activities contemplated by Footnote 74 to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Institutional Securities Corporation, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and

    •   Institutional Securities Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Institutional Securities Corporation; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Institutional Securities Corporation's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Institutional Securities Corporation's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
March 9, 2021

  CORPORATE RETIREMENT PLAN SERVICES  NON-PROFIT EMPLOYER SERVICES  BROKER SUPPORT SERVICES  WEALTH MANAGEMENT SERVICES

Institutional Securities Corp Exemption Report

Institutional Securities Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year, except as described below:

Date of Exception	Number of Exceptions	Reason for Exception
5/26/2020	1	Handling error

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Institutional Securities Corp

I, Scott A. Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____Scott A Hayes_____

Title: President

March 9, 2021

3500 Oak Lawn Avenue, Suite 400, Dallas, Texas 75219 | 800-888-3520 | ISCGROUP.COM

Securities offered through Institutional Securities Corp. Member FINRA SIPC. Advisory services offered through ISC Advisors, Inc.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Institutional Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Institutional Securities Corporation (the Company) and SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
March 9, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*34*******2300*********************MIXED AADC 220
38158 FINRA DEC
INSTITUTIONAL SECURITIES CORP
3500 OAK LAWN AVE STE 400
DALLAS, TX 75219-4343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling 214-226-7507

2. A. General Assessment (item 2e from page 2) $ 2616

B. Less payment made with SIPC-6 filed (exclude interest) (1478)

8/20/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1138

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1138

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1138

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Institutional Securities Corp
(Name of Corporation, Partnership or other organization)

Terry Blythe
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 22 day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __9321995__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   **4223952**

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   **3279345**

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   **70928**

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __528__

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __3937__

        Enter the greater of line (i) or (ii)   **3937**

        Total deductions   **7578162**

2d. SIPC Net Operating Revenues $ __1743833__

2e. General Assessment @ .0015 $ __2616__

(to page 1, line 2.A.)

2